Sub-Item 77Q2

To the registrant's knowledge, all of its officers, directors and holders of more than 10% of its stock complied with all filing requirements under
Section 16(a) of the Securities Exchange Act of
1934, as amended, during the fiscal year ended
December 31, 2005, except that Mr. James Corl purchased shares of common stock in one transaction that was not reported on a timely basis in a Form 4 filing. Mr. Corl's purchase was subsequently reported on the appropriate form.